UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 8, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 000-19291 – CF No. 23771

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CorVel Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 12, 2009, as modified by the same contract refiled with fewer redactions as Exhibit 10.28 to a Form 10-K filed on June 11, 2010.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.25	through June 29, 2011
Exhibit 10.26	through June 29, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel